

Connect More...

Rhonda Banchero

University of Washington

Director, Campaign and Major Gifts

Seattle, Washington · 500+ connections · See contact info

About

I am a 'mover and shaker' in work and life! I would like to work in a fast, ever changing environment where I can engage people in meaningful conversation while attending to their needs. I am customer service oriented with a keen ability to establish relationships quickly and organic ... see more

Experience

Associate Director for Major Gifts

University of Washington

Jan 2014 – Present · 5 yrs 6 mos

Main Campus

Frontline Fundraising

Proactively identify prospects to qualify and cultivate for OMA&D and/or ASA mission alignment and capacity 8 – 10 discovery contacts per week with an average of 12-15 personal visits per month.

Manage the qualification, cultivation, solicitation and stewardship of a portfolio of donors and prospects with a capacity of minimum $50,000 gift level. Solicit gifts of $10,000-$1 million

Work closely with Director of Advancement to help create and execute strategies to qualify and build strong, long-term relationships between unit leaders and prospects who can i... See more

Realtor

Windermere Real Estate

Jun 2004 – Present · 15 yrs 1 mo

Complete representation throughout the home purchase and/or home selling process.

Create all marketing material regarding my services.

Broker

Windermere Real Estate Northwest, Inc. Mount Baker Office

May 2003 – Present · 16 yrs 2 mos

Averaged over $2,000,000 in annual sales.

Responsible for indentifying and retaining new clients

Cold calling at least 50 expired or cancelled listings per week to gain new residential listings and possible potential buyers... See more

R & M Designs, LLC

8 yrs 6 mos

Co-owner, designer

Mar 2008 – Feb 2013 · 5 yrs

Co-Founder
Sep 2004 – Feb 2013 · 8 yrs 6 mos

Work with home sellers to maximize their home's potential through furniture placement and color consultation.
Created binding legal contract for services related to staging and design consulting
Solely responsible for debt collection... See more

Color Analyst
Fox Sports Northwest
Jan 2000 – Jan 2005 · 5 yrs 1 mo

Provided sideline reporting and color commentating for play-by-play announcer of various women's basketball games that are televised.
Conduct interviews with coaches and players prior to game
Be an overall ambassador for the sport while remaining a neutral party during the... See more

Show 1 more experience

Education

University of Washington Continuing Education
Certificate, Fundraising Management&Development
2012 – 2013

University of Washington
Bachelor of Arts, American Ethnic Studies
1991 – 1995

University of Washington
Bachelor of Arts (B.A.), Ethnic Studies
1991 – 1995

Licenses & Certifications

Fundraising Management and Development
University of Washington
Issued Sep 2012 · No Expiration Date

Skills & Endorsements

Real Estate · 56

Endorsed by **Jane Powers, who is highly skilled at this**

Endorsed by **2 of Rhonda's colleagues at University of Washington**

Sellers · 44

Endorsed by **Al Johnson and 1 other who is highly skilled at this**

Endorsed by **2 of Rhonda's colleagues at University of Washington**

Home Staging · 23

Endorsed by **2 of Rhonda's colleagues at University of Washington**

Show more

Search

Try Premium Free for 1 Month